Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of AH Realty Trust, Inc. (formerly known as Armada Hoffler Properties, Inc.) for the registration of its common stock, preferred stock, depositary shares, warrants and rights and to the incorporation by reference therein of our reports dated February 26, 2026, with respect to the consolidated financial statements of AH Realty Trust, Inc. and the effectiveness of internal control over financial reporting of AH Realty Trust, Inc. included in its Annual Report on Form 10-K, as amended, for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, VA

March 19, 2026